February 7, 2018

Dominic Minore

Megan Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Collaborative Investment Series Trust

File Nos. 333-21072 and 811-23306

Dear Mr. Minore and Ms. Miller:

On January 31, 2018, Collaborative Investment Series Trust (the “Trust”) filed Pre-Effective Amendment No. 3 to its registration statement on Form N-1A on behalf of its series, the Mercator International Opportunity Fund (the “Fund”).  You provided oral comment to the Pre-Effective Amendment.  Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Further, all changes related to the Registrant’s responses to your comments and refining edits will be addressed in the definitive registration statement.

1.

Please revise Note 3 to the Financial Statements to reflect that any recoupment of previously waived or reimbursed expenses is limited to three years from the date on which the waiver or reimbursement occurs.

Response:  The requested change has been made.

2.

In the Part C Item 28.l reflects that Initial Capital Agreements will be filed by subsequent amendment.  Please either file such agreements or confirm that the reference was made in error and no such agreements exist.

Response.  Registrant confirms there are no such agreements to be filed at this time.

If you have any questions or additional comments, please call Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/Emily M. Little

Emily M. Little